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                                                                   EXHIBIT 23.3

                         INDEPENDENT AUDITORS' CONSENT

  We consent to the use in this Pre-Effective Amendment No. 2 to Registration Statement No. 333-14051 on Form S-4 of Cabot Noble, Inc. of our report on the consolidated financial statements of Phar-Mor, Inc. and subsidiaries ("Phar-Mor") dated August 16, 1996 (October 9, 1996 as to Note 20), appearing in the Joint Proxy Statement/Prospectus, which is part of this Registration Statement. Our report expresses an unqualified opinion on the consolidated balance sheets of Phar-Mor as of June 29, 1996 and September 2, 1995 and the related consolidated statements of operations, changes in stockholders' equity (deficiency) and cash flows for the forty-three weeks ended June 29, 1996. Our report expresses a qualified opinion on the consolidated balance sheet of Phar-Mor as of July 1, 1995 and the related statements of operations, changes in stockholders' equity (deficiency) and cash flows for the nine weeks ended September 2, 1995, the fifty-two weeks ended July 1, 1995 and the fifty-three weeks ended July 2, 1994 as reliable accounting records and sufficient evidential matter to support the acquisition cost of property and equipment were not available. Also, our report includes explanatory paragraphs relating to 1) the comparability of financial information prior to September 2, 1995 as a result of Phar-Mor's emergence from bankruptcy and the creation of a new entity and 2) Phar-Mor entering into an agreement with ShopKo Stores, Inc., subject to certain conditions, to combine the respective companies under Cabot Noble, Inc.

  We also consent to the reference to us under the heading "Experts" in such Joint Proxy Statement/Prospectus.

Deloitte & Touche llp
Pittsburgh, Pennsylvania

February 21, 1997